Exhibit 99.1

B COMMUNICATIONS LTD.

2 Dov Friedman Street
Ramat Gan 5250301, Israel

______________________

NOTICE OF 2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We cordially invite you to the 2019 Annual General Meeting of Shareholders to be held on Thursday, November 14, 2019 at 10:00 a.m. (Israel time) at our offices at 2 Dov Friedman Street, Ramat Gan 5250301, Israel. At the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

1.      To elect one director to hold office until our next annual general meeting of shareholders.

2.      To elect two new external directors to hold office for three years, and to approve their terms of service.

3.      To approve an amendment to our indemnification agreements with our office holders in respect of acts performed by them in their capacity as our directors and officers.

4.      To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as our independent registered public accountants for the year ending December 31, 2019, and to authorize our Board of Directors and our audit committee (under their authority in accordance with the Israeli Companies Law) to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2018 will be reviewed and discussed at the Meeting.

Shareholders of record at the close of the business day on October 10, 2019 are entitled to notice of and to vote at the meeting. You can vote either by mailing in your proxy or in person by attending the meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. If you attend the meeting, you may vote in person and your proxy will not be used. Alternatively, shares held via a TASE member may be voted electronically via the ISA’s electronic voting system, up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely,
Ami Barlev
Chief Executive Officer

October 7, 2019

B COMMUNICATIONS LTD.

2 Dov Friedman Street
Ramat Gan 5250301, Israel

______________________

PROXY STATEMENT

2019 Annual General Meeting OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of B Communications Ltd. to be voted at the 2019 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2019 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time) on Thursday, November 14, 2019, at our offices at 2 Dov Friedman Street, Ramat Gan 5250301, Israel.

This Proxy Statement, the attached Notice of 2019 Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or about October 16, 2019.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to vote upon the following matters: (i) the election of one director, to hold office until our next annual general meeting of shareholders; (ii) the election of two external directors to hold office for three years, and approval of their terms of service;; (iii) the approval of an amendment to our indemnification agreements with our officers and directors; and (iv) the ratification and approval of the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as our independent registered public accountants for the year ending December 31, 2019, and authorization for our Board of Directors and our Audit Committee (under their authority in accordance with the Israeli Companies Law) to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services. In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2018 will be reviewed and discussed at the Meeting.

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the person designated as proxy intends to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Update Regarding Searchlight-Fuhrer Transaction

On August 18, 2019, the Tel Aviv-Jaffa District Court approved the “Searchlight-Fuhrer” transaction and the arrangement pursuant to section 350 of the Israeli Companies Law relating to the transaction among the Company, Internet Gold, Searchlight and T.N.R Investments (from the Fuhrer Group). No objections to the settlement and transaction were received before the deadline set by the Honorable Court. In connection with the above, the transaction was also approved by the debenture holders and shareholders of both the Company and Internet Gold-Golden Lines Ltd., as required by law, and that the United States Securities and Exchange Commission has stated that it does not intend to oppose the arrangement and transactions pursuant to it. It should be noted that at this stage the approval of the Israeli Ministry of Communications will be required to complete the transaction.

Subject to the completion of the transaction and the General Meeting, additional directors are expected to be appointed, including representatives of the new controlling shareholders, as well as another independent director. Three of the company’s incumbent directors, namely Benny Gabbay, Sharon Avidar, and Ami Barlev will end their terms as of the date of the meeting. Ami Barlev will continue to serve as CEO of the company, but will retire as a director.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the nominees for director and external director listed in this Proxy Statement and FOR the other proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.1 per share, as of the close of business on October 10, 2019, are entitled to notice of, and to vote in person or by proxy at, the Meeting. As of October 7, 2019, there were 37,274,645 outstanding ordinary shares.

•        Voting in Person.    If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•        Voting by Mail.    You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the designated time for the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange, or the TASE, such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot by the applicable form of the Israel Securities Authority, or the ISA, (available through our company’s filing via the Israeli filing platform, MAGNA) to our offices not less than 4 hours prior to the time scheduled for the Meeting, at the address set forth above, Attention: Ami Barlev, General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE.

•        Voting Electronically.    Shareholders in “Street Name” whose shares are held through Members of the TASE may also vote their shares electronically via the electronic voting system of the Israel Securities Authority which vote shall be cast no later than November 14, 2019 at 4:00 a.m. Israeli time (6 hours before the Meeting time). You may receive guidance on the use of the electronic voting system from the TASE member through which you hold your shares.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Position Statements

Shareholders are permitted to express their position on any proposal on the agenda of the Meeting by submitting a written statement, through the company, to the other shareholders (the “Position Statement”). Position Statements should be submitted to our company at our registered offices, at 2 Dov Friedman Street, Ramat Gan 5250301, Israel. Any Position Statement received will be furnished to the SEC on Form 6-K and will be made available to the public on the SEC’s website at http://www.sec.gov, and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted no later than November 4, 2019. A shareholder is entitled to contact us directly and receive the text of the proxy card and any Position Statement.

Quorum

The quorum for any shareholders meeting must include the presence, in person or by proxy, of shareholders holding or representing, in the aggregate, at least one third of the voting rights. No business will be considered or determined at a general meeting, unless the requisite quorum is present within half an hour from the time appointed for the general meeting. If within half an hour from the time appointed for the general meeting a quorum is not present, the general meeting will stand adjourned to the same day one week thereafter, at the same time and place, or to such other time as designated in the notice for such meeting (“Adjourned Meeting”). If within half an hour from the time appointed for the Adjourned Meeting a quorum is not present, any number of shareholders present will represent a quorum.

This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Ordinary shares represented in person or by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists. “Broker non-votes” are shares held in a street name by a bank or brokerage firm that indicates on its proxy that it does not have discretionary authority to vote because the nominee does not have discretionary voting power with respect to a particular matter and has not received instructions from the beneficial owner on that particular matter. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted as present in determining if a quorum is present. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Voting Rights

Each ordinary share entitles the holder to one vote, except as otherwise described below. Our Articles of Association require each shareholder that wishes to participate in the Meeting to certify to us prior to the vote, or if the shareholder is voting by proxy, in the proxy card, as to whether or not his or her holdings in our company or his or her vote requires the approval of the Prime Minister of Israel and Israeli Minister of Communications pursuant to the Israeli Communications Law (Telecommunications and Broadcasting), 1982, or the Communications Law, or the Communications Order (Determination Of Essential Service Provided By “Bezeq” The Israeli Telecommunications Corp., Limited), 5757-1997, or the Communications Order. If a shareholder does not provide such certification, such shareholder will not be entitled to vote at the Meeting and such shareholder’s vote will not be counted for quorum purposes.

According to our Articles of Association, “Exceptional Holdings” do not entitle the holder to vote such shares at the Meeting. “Exceptional Holdings” is defined in the Communications Order and our Articles of Association and generally refers to the acquisition of control, means of control or significant influence without the approval required by the Communications Law or the Communications Order. “Means of control” means the right to vote at a general meeting of the company, to appoint a director or general manager of the company, to participate in the profits of the company or a share of the remaining assets of the company after payment of its debts upon liquidation. “Significant influence” means the ability to significantly influence the activity of a company, whether alone or together with or through others, directly or indirectly, as a result of holding means of control in that company or in another company, including ability derived from the company’s articles of association, a written, oral or other kind of agreement, or from any other source, excluding solely as a result of the performance of an office holder’s duties in the company. In this context, holding 25% of the means of control of a company is presumed to confer significant influence. The control permit issued to us in connection with our acquisition of the controlling interest in Bezeq — The Israeli Telecommunications Corp., or Bezeq, Israel’s largest telecommunications provider (TASE: BZEQ), includes a provision permitting shareholders that are not members of the Eurocom Group to hold up to 15% of our outstanding share capital, subject to certain conditions set forth in the control permit. An English translation of the relevant provision in our control permit may be viewed on our website at www.bcommunications.co.il.

Majority Required

An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Annual Meeting

We will pay the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or SEC, concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Voting Results of the Annual General Meeting

We will publish the final results in a Form 6-K filed with the SEC promptly following the Annual General Meeting. You may obtain a copy of the Form 6-K through any of the following means:

•        reviewing our SEC filings under the heading “SEC Filings” within the Investors section of our website at www.bcommunications.co.il; or

•        reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov or through the Tel-Aviv Stock Exchange filings at www.tase.co.il or through the Tel-Aviv Stock Exchange filings at http://www.magna.isa.gov.il/.

Terms of Service and Employment of Executive Officers and Directors

For information relating to the compensation of our named executive office holders during or with respect to the year ended December 31, 2018, please see “Item 6. Directors, Senior Management and Employees — B. Compensation” in our Annual Report on Form 20-F for the year ended December 31, 2018, which was filed with the SEC on May 15, 2019.

Security Ownership of Certain Beneficial Owners and Management

As of October 7, 2019, Internet Gold, our controlling shareholder, held of record 19,363,396 shares, or 51.95% of our outstanding ordinary shares. Eurocom Communications, managed by attorneys Pinchas Rubin, Amnon Lorch and Uri Gaon as special managers, pursuant to a Tel Aviv District Court decision and an approval by the Israeli Ministry of Communications, is the beneficial holder of 15,308,966 of the ordinary shares of Internet Gold.

The following table sets forth certain information as of October 7, 2019 regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our ordinary shares, our directors and all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
Internet Gold	19,363,396	51.95%
Benny Gabbay	1,073	(*	)
Shlomo Zohar	—	—
Ami Barlev	—	—
Moshe Rosenthal	—	—
Debbie Saperia	—	—
All directors and executive officers as a group (7 persons)	1,073	(*	)

____________

*        Less than 1%

(1)      Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities, but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)      The percentages shown are based on 37,274,645 ordinary shares outstanding (which exclude 19,230 shares held as treasury shares) as of October 7, 2019.

I. ELECTION OF DIRECTORS

(Item 1 on the Proxy Card)

Our articles of association provide that our Board of Directors may consist of no less than two and no more than ten members. Our directors, other than our external directors (within the meaning of the Israeli Companies Law-1999, or the Israeli Companies Law), are elected at each annual meeting of shareholders. Our board of directors may temporarily fill vacancies in the board until the next general meeting at which directors are elected, provided that the total number of directors does not exceed the maximum number permitted under our articles of association. All the members of our Board of Directors may be reelected upon completion of their term of office (except the external directors, whose reelection is governed by the Israeli Companies Law and regulations promulgated under the Israeli Companies Law).

At the Meeting, shareholders are being asked to elect Mr. Shlomo Zohar to hold office until our next Annual General Meeting of Shareholders and until his successor is elected and qualified. Mr. Zohar was previously elected at our 2018 Annual General Meeting of Shareholders.

As required by Israeli law, the director nominee has declared in writing that: (i) he possesses the requisite skills and expertise, as well as sufficient time, to perform his duties as a director of our company; (ii) he was not convicted by a conclusive judgment for one of the following offenses less than five years prior to the date of the declaration: (a) an offense under Sections 290 to 297, 392, 415, 418 to 420 and 422 -428 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by a manager of a corporate body or an offense involving misuse of inside information; and (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company; (iii) he is not subject to a court or committee decision in an administrative enforcement proceeding pursuant to Section 226A of the Israeli Companies Law that prohibits him from serving as a director; and (iv) he has not been declared bankrupt or incompetent. Such declarations are available for review at our registered office.

The board of directors of an Israeli public company is required to determine that at least one or more directors will have “accounting and financial expertise,” as defined by regulations promulgated under the Israeli Companies Law. Our Board of Directors determined, accordingly, that at least two directors must have “accounting and financial expertise.” Our Board of Directors has further determined that Mr. Shlomo Zohar have the requisite “accounting and financial expertise.” If elected as external directors (see. Proposal 2), Ms. Efrat Makov and Mr. Michael Klahr will also qualify as directors with “accounting and financial expertise.”

We are a “controlled company” within the meaning of the NASDAQ Stock Market Rules, since Internet Gold holds more than 50% of our voting power. As such, we are exempt from the NASDAQ Stock Market Rules requirement that a majority of a company’s board of directors qualify as independent directors within the meaning of the NASDAQ Stock Market Rules. Instead, we follow Israeli law and practice, in accordance with which we are required to appoint at least two external directors, within the meaning of the Israeli Companies Law, to our Board of Directors. We are also exempt from the NASDAQ Stock Market Rules requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which our directors are proposed by the board of directors and elected by the shareholders, unless otherwise provided in a company’s articles of association. Our articles of association do not provide otherwise.

Our Audit Committee and Board of Directors has determined to pay our directors and external directors compensation equal to the maximum statutory amount for companies of our size set forth from time to time in the Israeli Companies Regulations (Rules Regarding Compensation and Expenses of an External director), 5760-2000, or the “Regulations.” However, it does not exceed NIS 84,000 per year. In addition, according to the Regulations, a director will be entitled to 60% of the per meeting fee if he or she participated in the meeting remotely and not in person, and to 50% of the per meeting fee if resolutions were approved in writing, without convening a meeting. Such director compensation is exempt from shareholder approval in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions), 5760-2000, unless one or more shareholders holding at least 1% of our issued and outstanding shares or voting rights objects to the relief from the shareholder approval requirement, provided that such objection is submitted to us in writing not later than 14 days from the date that we submit a report in accordance with the Israeli Securities Law, 5768-1968 regarding the adoption of the proposed resolutions.

Set forth below is information about the nominee, including age, position(s) held with our company, principal occupation, business history and other directorships held.

Shlomo Zohar (67) has served as a director since September 2018 and as Chairman of the Board since January 2019. Prior to his election as director, he served as director of Delek USA Energy, Inc. (NYSE: DK). Between January 2006 and December 2009, Mr. Zohar served as a member and chairman of the boards of directors of Israel Discount Bank Ltd., Mercantile Discount Bank Ltd., Israel Discount Capital Markets & Investments Ltd. and Israel Credit Cards, Ltd. During this time, Mr. Zohar also served as a member and vice chairman of the board of directors of Israel Discount Bank of New York and as a member of the board of directors of Discount Bancorp, Inc. Mr. Zohar has been Chief Executive Officer of A.D.O. Group Ltd. (TASE:ADO) since July 2011 until December 2018 (and is an executive vice chairman of the Board of ADO Properties SARL (ETR:ADJ)). He has been chairman of the board of Naaman Group (N.V.) Ltd. since February 2012. From 1980 to December 2005, he was a partner in the accounting firm of Zohar, Zhohar & Co., CPA (Isr). He is a certified public accountant in Israel. He received his undergraduate degree in economics and accounting from Bar-Ilan University and an MBA degree from McGill University.

We are not aware of any reason why the nominee, if elected, would be unable or unwilling to serve as a director. Should the nominee be unavailable for election, the proxies will be voted for a substitute nominee designated by our Board of Directors.

The nominee for director will, if elected, receive indemnification letters from us and will be included in our directors’ and officers’ liability insurance, both as previously approved by our shareholders.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect as director the nominee named above.

The Board of Directors recommends a vote FOR the election of the nominee for director named above and to approve his terms as mentioned above.

BOARD OF DIRECTORS; COMMITTEES

Board of Directors

According to the Israeli Companies Law and our articles of association, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and take all actions that are not specifically granted to our shareholders. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our chief executive officer and the board of directors. Executive officers are appointed by and serve at the discretion of our board of directors, subject to any applicable agreements.

External directors

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two external directors. The external directors must meet certain statutory requirements of independence. At least one of the external directors must have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one external director, and the audit committee and compensation committee must include all the external directors. An external director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Independent Directors

In general, NASDAQ Stock Market Rules require that a NASDAQ-listed company have a majority of independent directors on its board of directors and its audit committee must consist solely of independent directors, as defined under NASDAQ Stock Market Rules. Because Internet Gold owns more than 50% of our ordinary shares, we are considered a “controlled company” within the meaning of the NASDAQ Stock Market Rules. Accordingly, we are

exempt from certain requirements under the NASDAQ Stock Market Rules, such as the requirement to have a majority of independent directors on our board of directors. If the “controlled company” exemption ceases to be available to us under the NASDAQ Stock Market Rules, we may instead elect to follow Israeli law and would not be required to elect any additional independent directors.

Pursuant to the Israeli Companies Law, a director may be qualified as an independent director if such director is either (i) an external director; or (ii) a director who complies with the following requirements: (y) he or she is eligible for nomination as an external director and the audit committee has approved such eligibility; and (z) he or she has not acted as a director of the company for a period exceeding nine consecutive years.

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors, must include all of the external directors and must have a majority of independent directors. The audit committee may not include the chairman of the board of directors, any director employed by the company or by the controlling shareholder of the company or by a company controlled by the controlling shareholder or any director who provides services on a regular basis to the company or the controlling shareholder or a company controlled by a controlling shareholder, or a director that is financially dependent on the controlling shareholder, or a controlling shareholder or any of the controlling shareholder’s relatives.

Our audit committee also serves, in compliance with the Israeli Companies Regulations (Provisions and Conditions regarding the Financial Statements’ Authorization Process), 2010, as the committee of our board of directors that is required to examine our financial statements.

In addition, the NASDAQ Stock Market Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the SEC and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our audit committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent registered public accountants’ qualifications and independence, the performance of our internal audit function and independent registered public accountants, finding any defects in the business management of our company and proposing to our Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors. The role of our audit committee also includes the determination of whether certain related party transactions are regarded as material, extraordinary, or insignificant, the review of the internal audit program and the operation of the internal auditor, as well as setting procedures for whistleblower protection.

Our audit committee consists of three members of our Board of Directors who satisfy the respective “independence” requirements of the SEC, NASDAQ and Israeli law for audit committee members. Our current audit committee members are Mr. Rosenthal and Ms. Saperia, our external directors under Israeli law, and Mr. Gabbay. Our board of directors has determined that each of Mr. Michael Klahr and Ms. Efrat Makov, qualifies as an audit committee financial expert, as defined by rules of the SEC and would also qualify as an audit committee financial expert. Both of the external director nominees, Mr. Michael Klahr and Ms. Efrat Makov, satisfy the independence requirements of the SEC, NASDAQ and Israeli law for audit committee members and intend to serve on the audit committee. The audit committee meets at least once each quarter. Our audit committee charter is available on our website at www.bcommunications.co.il.

Compensation Committee

Our Board of Directors has established a compensation committee in compliance with the Israeli Companies Law. A compensation committee must be comprised of no fewer than three members and must include all of the external directors, whom must also constitute a majority of its members. All other members of the compensation committee must be directors who receive compensation that is in compliance with regulations promulgated under the Israeli Companies Law. In addition, the chairperson of the compensation committee must be an external director. Directors who are not qualified to serve on the audit committee (as described above) may not serve on the compensation committee.

The compensation committee is responsible for: (i) making recommendations to the board of directors with respect to the approval of the compensation policy applicable to the company’s office holders and any extensions thereto; (ii) providing the board of directors with recommendations with respect to any amendments or updates to the compensation policy and periodically reviewing the implementation thereof; (iii) reviewing and approving arrangements with respect to the terms of office and employment of office holders; and (iv) determining whether or not to exempt a transaction with a candidate for chief executive officer from shareholder approval.

Our compensation committee consists of three members of our Board of Directors who satisfy the respective “independence” requirements of the SEC, NASDAQ and Israeli law for audit committee members. It is the company’s intention that Mr. Michael Klahr and Ms. Efrat Makov, if elected, will serve on the compensation committee.

Compensation Policy

Our compensation committee adopted a compensation policy and is required to approve our compensation policy at least once every three years. The compensation policy was approved by our board of directors, after considering the recommendations of our compensation committee, and by our shareholders by a special majority.

The Compensation Policy was formulated and is periodically reevaluated mainly in accordance with the following considerations: (i) the advancement of the company’s goals, its work plan and its policy with a long term view; (ii) the creation of appropriate incentives for the office holders of the company, considering, among other things, the risk management policy of the company; (iii) the size of the company and the nature of its operations; and (iv) in connection with the terms of service and employment that include variable components — the contribution of the office holder to the achievement of the company’s goals and to the maximization of its profits, all with a long term view and in accordance with the position of the office holder.

II. ELECTION OF TWO EXTERNAL DIRECTORS

(Items 2A and 2B on the Proxy Card)

The external directors are elected for their first term of office by shareholders at a general meeting, provided that either:

•        The majority of shares voting on the matter (not including abstentions), including at least a majority of the shares of the non-controlling shareholders (and of shareholders who do not have a personal interest in the election of the external director as a result of their relationship with the controlling shareholder) voting on the matter, vote in favor of the external director; or

•        The majority of shares voting on the matter (not including abstentions) vote in favor of the external director and the total number of ordinary shares held by non-controlling shareholders (and of shareholders who do not have a personal interest in the election of the external director as a result of their relationship with the controlling shareholder) that voted against the election of the external director does not exceed 2% of all of the voting rights in the company.

In general, external directors serve for a three-year term and may be re-elected to two additional three-year terms if one of the following conditions is met:

•        One or more shareholders holding at least 1% of the voting rights in the company nominated the external director for an additional term of office and the appointment was approved by a majority of the shares voting on the matter, not including votes of controlling shareholders or shareholders who have a personal interest in the election of the external director as a result of their relationship with the controlling shareholder; and provided that the total number of shares held by non-controlling persons and by persons who have no personal interest in the appointment of the external director as a result of their relationship with the controlling shareholder, who voted in favor of the election of the nominee, exceeds 2% of the voting rights in the company; or

•        The board of directors proposed the nominee for an additional term of office, and the election was approved by the general meeting of shareholders by the majority required for the election of an external director for a first term of office, as described above.

In addition, pursuant to Relief Regulations under the Israeli Companies Law, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Global (Select) Market, such as our company, may appoint an external director for additional terms of not more than three years subject to certain conditions. Such conditions include the determination by the audit committee and board of directors that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the external director for an additional term is in the best interest of the company.

External directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company. If an external directorship becomes vacant, the board of directors is required under the Israeli Companies Law to convene a shareholders meeting immediately to appoint a new external director.

At this Meeting, we intend to elect two new external directors to hold office for three years. Mr. Michael Klahr, if elected, will replace Mr. Moshe Rosenthal following 9 years of service by Mr. Rosenthal as an external director. Ms. Efrat Makov, if elected, will replace Ms. Debbie Saperia following 12 years of service by Ms. Saperia as an external director. Ms. Saperia and Ms. Makov will serve concurrently until Ms. Saperia’s term ends in January 2020.

We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as external directors. In the event that the named nominees would be unable to serve, the proxies will be voted for the election of such other person as shall be nominated by our Board of Directors.

Our Board of Directors has determined that Ms. Efrat Makov and Mr. Michael Klahr each qualifies as an external director within the meaning of the Israeli Companies Law. Our Board of Directors further determined that both have the requisite “accounting and financial expertise” and the necessary “professional qualification” to serve as an external director.

Set forth below is information about the nominees for external director, including principal occupation, business history and any other directorships held.

Michael Klahr was a Director and Senior Equity Analyst at Citigroup (NYSE:C) in Israel from February 2010 until August 2019, responsible for Israel, Greece and Russian Consumer research coverage. He was a Director and Senior Investment Analyst at Pamplona Capital Management in Israel from May 2007 until December 2008, with a focus on emerging market telecommunications and bank stocks. Mr. Klahr worked as a Vice President and Senior Equity Analyst at Deutsche Bank (NYSE:DB) in Israel between August 2005 and April 2007, with responsibility for domestic Israel research coverage. Prior to that, he worked at UBS Group (NYSE:UBS) in Israel and at JPMorgan Chase (NYSE:JPM) in London. He holds a BSc Joint Hons. degree in Psychology and Philosophy from the University of Leeds. In his past roles, Mr. Klahr has conducted independent analytical reviews on the Bezeq Group.

Efrat Makov has served on the board of directors of Kamada Ltd. (NASDAQ:KMDA) since December 2018. Ms. Makov has also served as a director of BioLight Life Sciences Ltd. (TASE: BOLT) (formerly Bio Light Israeli Life Sciences Investments Ltd.), an emerging global ophthalmic company, since April 2011. Ms. Makov also serves as a director of Anchiano Therapeutics Ltd. (TASE: ANCN) (formerly BioCanCell Ltd.), a clinical-stage biopharmaceutical company. Ms. Makov served as the Chief Financial Officer of Alvarion Ltd. (formerly NASDAQ; TASE: ALVR), a global provider of autonomous Wi-Fi networks, from April 2007 to December 2010. Ms. Makov served as the Chief Financial Officer of Aladdin Knowledge Systems Ltd. (formerly NASDAQ; TASE: ALDN) (n/k/a Safenet, Inc.), an information security leader specializing in authentication, software DRM and content security, from September 2005 to January 2007, where she was responsible for the finance, operations, information systems and human resources functions. Prior to that, Ms. Makov served in management positions at two Israeli-based public companies, including as Vice President of Finance at Check Point Software Technologies Ltd. (NASDAQ: CHKP), a worldwide leader in IT security, from September 2002 to August 2005. Ms. Makov served as Director of Finance for NUR Macroprinters Ltd. (formerly NASDAQ: NURM) (n/k/a Ellomay Capital), from August 2000 to August 2002. Prior to that, Ms. Makov spent seven years in public accounting with Arthur Andersen LLP in its New York, London and Tel Aviv offices. Ms. Makov holds a B.A. degree in Accounting and Economics from Tel Aviv University and is a certified public accountant in Israel and the United States.

Under Israeli law, a company is generally required to pay its external directors cash compensation in the form of an annual fee and a per meeting attendance fee that is within a range of fees determined based on the company’s equity in the manner set forth in the Israeli Companies Regulations (Rules Regarding Compensation and Expenses of an External Director), 5760-2000, or the Regulations. A nominee for external director must be informed of the compensation to be paid by a company prior to the nominee’s consent to serve in such capacity, and such compensation generally may not be modified during any three-year term of service. External directors are otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

We currently pay each of our external directors, as well as to our independent director, annual fees of NIS 49,380 (approximately $14,109) and a per meeting attendance fee of NIS 1,275 (approximately $364). Such fees are paid based on the “Fixed” fees set forth in regulations promulgated under the Israeli Companies Law. According to the regulations, an external director (and our independent director) is entitled to 60% of the per meeting fee if he or she participated in the meeting by means of communication and not in person, and to 50% of the per meeting fee if resolutions were approved in writing, without convening a meeting. They are also reimbursed for their expenses for each meeting of the board of directors and audit committee attended.

Our Audit Committee and Board of Directors has determined to pay our new director and external directors compensation equal to the maximum statutory amount for companies of our size set forth from time to time in the Israeli Companies Regulations (Rules Regarding Compensation and Expenses of an External director), 5760-2000, or the “Regulations.” — However, it will not exceed NIS 84,000 per year in total.

Having taken into account the terms of the Compensation Policy, the Compensation Committee and the Board determined that the remuneration terms are reasonable and appropriate, and are in the best interest of our company and our shareholders, in light of the nominees’ roles in the company, their qualifications and their experience.

The nominees for external director have also previously received indemnification letters from us and are included in our directors’ and officers’ liability insurance, both as previously approved by our shareholders. If the amendment to the indemnification letters is approved (Proposal No. 3), the new external directors will receive the amended letters.

It should be clarified that the above two directors were recommended for appointment following a comprehensive and thorough screening process conducted by the Audit Committee and the Company’s Board of Directors, which established clear identification and selection policies based on candidate qualifications and their suitability to the Company’s financial and business profile.

Both nominees have attested to the Board of Directors and the company that they meet all the requirements in connection with the election of external directors of publicly traded companies under the Companies Law and the regulations promulgated thereunder. The Board of Directors has reviewed the qualifications and the statements provided by each nominee and approved their qualification according to the law.

The Board of Directors recommends a vote FOR the election of each of the nominees for external director and to approve their terms as mentioned above.

The election of the nominees for external directors requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that the shareholders voting in favor of their election include at least a simple majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the election of the external director (unless such personal interest is not related to such persons’ relationship with the controlling shareholder). This majority requirement will not be required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the election of the external director represent 2% or less of the voting rights in the company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder of the company). A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

Under the Israeli Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of an entity with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of its outstanding share capital or voting power or has the right to appoint a director or chief executive officer and (ii) excludes an interest arising solely from the ownership of our ordinary shares.

III. APPROVAL OF AN AMENDMENT TO THE INDEMNIFICATION AGREEMENTS

(Item 3 on the Proxy Card)

Background

The Israeli Companies Law, 1999 (the “Companies Law”) requires that an extraordinary transaction between a company and a controlling shareholder or between a company and a third party that a controlling shareholder has a personal interest in such transaction as well as an engagement by a public company of the controlling shareholder or his relative, directly or indirectly, including through a company in his control, for services by the company and if he is an office holder in the company, for the terms of his employment and tenure, which is for a term exceeding three (3) years, require the approval of our compensation committee, board of directors and general meeting (with a special majority vote at the general meeting), subject to certain exceptions.

The Israeli Companies Law and the company’s Articles of Association authorize the company, subject to the required approvals, to undertake to indemnify in advance directors and other office holders of the company for liabilities or expenses he will incur, or that will be imposed on him, as a result of an action or inaction by such person (or together with other directors or office holders of the company) in his capacity as a director or office holder of the company. The Israeli Companies Law combined with the Israeli Securities Law (1968) (the “Israeli Securities Law”) authorize indemnification for:

(i)     financial liability incurred or imposed in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator approved by a court; provided that such liability pertains to one or more of the events set forth in the indemnification letter, which, in the opinion of the Board of Directors of the company, are anticipated in light of the company’s activities at the time of the grant of indemnification and is limited to the sum or measurement of indemnification determined by the Board of Directors to be reasonable under the circumstances and set forth in the indemnification letter;

(ii)    reasonable litigation expenses, including legal fees, incurred or ordered by a court in the context of proceedings filed by or on behalf of the company or by a third party, or in a criminal proceeding in which the director or office holder is acquitted or if convicted, for an offense which does not require criminal intent;

(iii)   reasonable litigation expenses, including legal fees incurred due to an investigation or proceeding conducted by an authority authorized to conduct such investigation or proceeding and which has ended without the filing of an indictment against the director or office holder and no financial liability was imposed on the director or office holder in lieu of criminal proceedings, or has ended without the filing of an indictment against the director or office holder, but financial liability was imposed on the director or office holder in lieu of criminal proceedings in an alleged criminal offense that does not require proof of criminal intent, within the meaning of the relevant terms in the law or in connection with a financial fine (Itzum Caspi);

(iv)   payment to the injured party as a result of a violation set forth in Section 52.54(a)(1)(a) of the Israeli Securities Law, including by indemnification in advance; and

(v)    expenses incurred in connection with a proceeding (a “Proceeding” — halich) under Chapters H3, H4 or I1 of the Israeli Securities Law, or under Chapter 4 of Part 9 of the Israeli Companies Law, in connection with any affairs including reasonable legal expenses (e.g., attorney fees), including by indemnification in advance.

The Israeli Companies Law, combined with the Israeli Securities Law, provide that a company may not indemnify a director or an office holder for his or her liability including for: (a) a breach of duty of loyalty towards the company, unless the director or office holder acted in good faith and had reasonable grounds to assume that the action would not harm the company’s best interest; (b) a breach of duty of care done intentionally or recklessly (pzizut) except for negligence; (c) an act intended to unlawfully yield a personal profit; (d) a fine, civil fine (knass ezrahi), financial sanction (Itzum Caspi) or a penalty (kofer) imposed upon the director or office holder.

On December 15, 2011, our shareholders approved the adoption of a Letter of Indemnification and Exemption, or an Indemnification Agreement, sent to our office holders in respect of acts performed by them in their capacity as our directors and officers. Whereas, such indemnification letters were granted to officers deemed controlling shareholders and their relatives for the purposes of Section 268 of the Companies Law and are not limited in time,

i.e., extend for a period of over three years, under the requirements of the Companies Law, such undertakings towards such persons require the approval of our compensation committee (which serves also as the audit committee), board of directors and shareholders once every three years. Accordingly, on November 26, 2014,and again on June 15, 2017, our shareholders approved the renewal of the indemnification letters with respect to such officers deemed controlling shareholders. The form of indemnification letter which was approved by our shareholders on December 15, 2011 has not been modified since.

In this Meeting, our compensation committee (which serves also as the audit committee) recommended the amendment of Section 4.1 of the Indemnification Agreement as follows, since the Company’s equity has materially decreased.

The Company’s equity decreased significantly due to accounting events in the Bezeq Group, and not due to the Group’s operating results. These are accounting and accounting events that have caused the Company’s indemnity letters to be ineffective because they are derived from the Company’s equity. At the same time, a company of this type wants to continue to provide directors and officers with indemnity letters - in light of the high level of responsibility that applies to the company and its activities and the very complex level of issues handled by the company. Granting of indemnities is a standard procedure in any public company, especially in companies of the type of company dealing with a complex level of activity, complex accounting issues, complex business decisions, and maintenance of a substantial base asset.

4.1 The amount of indemnification that the Company undertakes towards all Office Holders whom it has been resolved to indemnify pursuant to the above resolutions for the matters and in the circumstances described herein, jointly and in the aggregate, shall be up to a total amount equal to the higher of 25% of the Company’s equity (on a consolidated basis) in accordance with the Company’s last financial statements published before the actual payment of the indemnity amount or USD 30,000,000.

Proposal

Shareholders are being asked to approve the amendment of the Indemnification Agreement provided by the company to directors and officers who are deemed controlling shareholders and their relatives, for the purposes of Section 268 of the Companies Law. The new proposed form of the Indemnification Agreement is attached to this Proxy Statement as Exhibit A.

It is clarified that the said indemnities will also apply to directors and officers of the Company’s controlling shareholders in the future.

Vote Required

The affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is necessary for the approval of this matter, provided that the shareholders voting in favor of the matter include at least a simple majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the matter. This majority requirement will not be required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the matter represent 2% or less of the voting rights in the company.

The Israeli Companies Law requires that each shareholder voting on this proposal specifically indicate whether or not the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal. According to the Israeli Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any members of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or holds 5% of the voting rights or has the right to appoint a director or the CEO, (ii) includes a personal interest of anyone voting by proxy or granting a proxy with respect to the proposal and (iii) excludes an interest arising solely from the ownership of our Ordinary Shares.

A shareholder must notify the company prior to the Meeting, whether the shareholder is deemed to be a controlling shareholder in the company or has a personal interest in the proposal or not, as a condition for that shareholder’s right to vote and be counted. Shareholders who will not attend the Meeting in person should follow the instructions on the form of proxy card or form of written ballot or ISA’s electronic voting system form, as applicable, to indicate whether or not they have a personal interest in this matter.

Our controlling shareholders may have a personal interest in the proposal. Accordingly, pursuant to the Israeli Companies Law, such approval requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of shareholders who do not have a personal interest in the resolution are voted in favor thereof (abstentions and brokers non-vote are disregarded) or (ii) the total number of shares of shareholders who do not have a personal interest in the resolution who voted against it does not exceed two percent of the outstanding voting power in the company. The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal.

Board Recommendation

Following the approval of our compensation committee, the Board of Directors recommends that the shareholders vote “FOR” the approval of the indemnification letters granted by the company for all directors and officers who are deemed controlling shareholders and their relatives, for the purposes of Section 268 of the Companies Law.

The Board recommends that the shareholders vote “FOR” the proposal based on the following considerations:

1.      The form of the Indemnification Agreement is identical to the form approved by our shareholders on December 15, 2011 and re-approved on November 26, 2014 and June 15, 2017, other than the proposed amendment which is necessary due to the decrease in the Company’s equity.

2.      The compensation committee and Board of Directors have considered several factors in connection with the proposed resolution, including the following: (a) that generally, the indemnification letter should be uniform for all directors (as customary) at the time of the grant and it is not appropriate to adjust it separately to the circumstances of each director or to other compensation he receives from the company and it should be set according to quantifiable criteria and it is irrelevant to compare the indemnification letter to the compensation of company employees (or the employees of contractors who are working for the company). In addition, the essence of the indemnification letter does not allow for the possibility of retaining discretion with respect to a reduction of the indemnification when it is actually paid; (b) that granting the Indemnification Letter to directors is important to enable the directors to promote the company’s objectives, its business plan and policy in the long term and to create proper and balanced incentives to the directors considering, among other things, the company’s risk-management policy, size and nature of activities; and (c) that granting the Indemnification Letter to directors is essential to ensure the recruitment and service of appropriate directors, having the qualifications, expertise and experience relevant to serving on the company’s Board of Directors, considering the high exposure faced today by directors in public companies and moreover in companies with securities publicly listed in the U.S. and in Israel.

IV. RATIFICATION AND APPROVAL OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

(Item 4 on the Proxy Card)

At the Meeting, shareholders will be asked, following the recommendation by the company’s audit committee and the Board of Directors, to ratify and approve the re-appointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as our independent registered public accountants for the fiscal year ending December 31, 2018. Somekh Chaikin has no relationship with us or any of our subsidiaries or affiliates except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit-related services.

At the Meeting, shareholders will also be asked to authorize our Board of Directors and our audit committee (under their authority in accordance with the Israeli Companies Law) to determine the compensation of our independent registered public accountants in accordance with the volume and nature of their services. With respect to fiscal year 2018, we paid Somekh Chaikin approximately NIS 664,000 (approximately $190,000).

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as our independent registered public accountants for the year ending December 31,

2019 and until the next Annual General Meeting of Shareholders, and to authorize our Board of Directors and our audit committee (under their authority in accordance with the Israeli Companies Law), to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

V. REVIEW AND DISCUSSION OF THE AUDITOR’S REPORT
AND CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and audited consolidated financial statements for the year ended December 31, 2018 will be presented. We will hold a discussion with respect to the financial statements at the Meeting, as required by Israeli law. This Item will not involve a vote of the shareholders.

Our annual report on Form 20-F for the year ended December 31, 2018, including the auditor’s report and consolidated financial statements for the year ended December 31, 2018, which was filed with the SEC on May 15, 2019, is available on our website at www.bcommunications.co.il or through the EDGAR website of the SEC at www.sec.gov. Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request. None of the auditor’s report, consolidated financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

VI. OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors,
Ami Barlev
CEO

Date: October 7, 2019

EXHIBIT A

Date: _______, 2019

To: _______________

Letter of Indemnification and Exemption

1.     Undertaking of Indemnification & Exemption General

1.1    Please be advised that the board of directors (the “Board”) of B Communications Ltd. (the “Company”) in a Board resolution dated ______ and the shareholders of the Company (the “Shareholders”) in a Shareholders resolution dated ______ have resolved to indemnify its directors and officers, to the fullest extent permitted by law, and grant them an exemption, as set forth herein.

1.2    Terms not defined in this Letter of Indemnification shall have the meanings assigned to them in the Companies Law, 5759-1999 (hereinafter: the “Companies Law”).

1.3    This Letter of Indemnification and Exemption and the undertakings of the Company hereunder are subject to the provisions of the Companies Law regarding the indemnification and exemption of Office Holders (as defined in the Companies Law).

2.     Exemption

In your capacity as an Office Holder, the Company hereby grants you an exemption of liability, to the fullest extent permitted by law, for damages suffered as a result of a breach of your duty of care to the Company, provided that this exemption shall not apply to a liability arising from any of the following:

2.1    A breach of the duty of loyalty towards the Company;

2.2    A breach of the duty of care committed intentionally or recklessly (“pzizut”), unless committed only in negligence;

2.3    Any action taken with the intention to unlawfully gain a personal profit;

2.4    Any fine, monetary sanction (“Itzum Caspi”) or administrative pecuniary punishment (“kofer”) imposed on you;

2.5    A breach of the duty of care in connection with a “distribution” (as defined in the Companies Law); and

2.6    A counterclaim made by the Company or in its name, in connection with a claim against the Company filed by you.

3.     Indemnification

3.1    The Company shall indemnify you with respect to a liability or expense of the kind described in this Section 3.1 below, imposed upon or incurred by you as a result of an action and/or an omission performed by you in your capacity as an Office Holder of the Company, irrespective of whether you remain an Office Holder, arising from one or more of the events specified in Section 5 below:

(a)     A monetary liability imposed on you pursuant to a judgment in favor of another person, including a judgment imposed on you in a settlement or in an arbitrator’s award approved by a competent court;

(b)    Reasonable litigation expenses, including attorney’s fees, which you incurred as a result of an investigation or proceeding conducted against you by a competent authority, which concluded without an indictment against you and without any monetary obligation imposed on you in lieu of a criminal proceeding, or which concluded without an indictment against you and a monetary obligation was imposed on you in lieu of a criminal proceeding for an offense that does not require proof of criminal intent.

The terms “which concluded without an indictment against you” in a matter in which a criminal investigation was commenced and “monetary obligation imposed on you in lieu of a criminal proceeding” shall have the meanings specified in Section 260(a)(1A) of the Companies Law;

(c)     Reasonable litigation expenses, including attorneys’ fees, expended by you or imposed upon you by a court — (i) in a proceeding instituted against you by the Company or on its behalf or by another person, or in a criminal charge from which you are acquitted, or in a criminal charge for which you are convicted of an offense that does not require proof of criminal intent, or (ii) in connection with a monetary sanction (“Itzum Caspi”);

(d)    Expenses, including reasonable litigation expenses and legal fees, incurred by you as a result of a proceeding instituted against you pursuant to — (a) Chapter H3 of the Israeli Securities Law, 1968 (the “Securities Law”), “Imposition of Monetary Sanctions by the Securities Authority”; (b) Chapter H4 of the Securities Law, “Imposition of Administrative Enforcement Sanctions by the Enforcement Committee”; (c) Chapter I1 of the Securities Law, “Arrangement for the Avoidance of Proceedings or Termination of Proceedings, which is Subject to Conditions”; or (d) Chapter I4(d) of the Companies Law; and

(e)     Payments to an injured party imposed on you pursuant to Section 52ND(a)(1)(a) of the Securities Law.

The above indemnification will also apply to any action taken by you in your capacity as an Office Holder of any other company controlled, directly or indirectly, by the Company (“Subsidiary”).

3.2    Notwithstanding the aforesaid, you will not be indemnified with respect to:

(a)     a breach of the duty of loyalty towards the Company, except where you have acted in good faith and with reasonable grounds to assume that your actions would not adversely affect the Company;

(b)    a breach of the duty of care committed intentionally or recklessly (“pzizut”), unless committed only in negligence;

(c)     an action taken with the intention to unlawfully gain a personal profit; and

(d)    any fine, monetary sanction (“Itzum Caspi”) or administrative pecuniary punishment (“kofer”) imposed on you; and

(e)     A counterclaim made by the Company or in its name, in connection with a claim against the Company filed by you.

4.     Amount of Indemnification; No Duplicate Recovery

4.1    The amount of indemnification that the Company undertakes towards all Office Holders whom it has been resolved to indemnify pursuant to the above resolutions for the matters and in the circumstances described herein, jointly and in the aggregate, shall be up to a total amount equal to the higher of 25% of the Company’s equity (on a consolidated basis) in accordance with the Company’s last financial statements published before the actual payment of the indemnity amount or NIS 30,000,000.

4.2    The indemnification amount actually paid shall be limited to those amounts not covered by the Company’s directors and officers insurance policy (the “D&O Policy”), such that you will not be entitled to payment from the Company for amounts which you have actually obtained under the D&O Policy. In addition to the above, the Company shall not be liable hereunder to make any payment to you to the extent that you have otherwise actually received payment from a third party of the amounts otherwise indemnifiable hereunder, without any obligation to repay any such payment.

4.3    Subject to the foregoing, the indemnification will be provided in each individual case for all amounts incurred by you with respect to events to which the indemnification applies.

4.4    If the Company has fully complied with its obligations to you hereunder, then, with respect to any payment of costs and expenses that the Company has actually paid pursuant hereto, the Company will be entitled to the amount, if any, actually collected from a third party for such costs and expenses, to the extent that your receipt of such amount would give you a double recovery for such costs and expenses.

5.     Categories of Events to which the Indemnification Applies

The indemnification undertaking under Section 3.1(a) above shall be limited to liabilities or expenses arising from one or more of the following events:

5.1    Actions relating to an offer or issuance of securities of the Company and/or by a shareholder to the public by prospectus or privately by private placement, in Israel or abroad, including the details that shall be set forth in the documents or other proceedings in connection with execution thereof.

5.2    Violations of securities laws of any jurisdiction, including, without limitation, failure to comply with disclosure requirements of the Securities and Exchange Commission and/or Israeli Securities Authority and/or any stock exchange or other rules relating to relationships with securities holders.

5.3    Occurrences resulting from the Company’s status as a public company whose shares are offered to the public and/or traded on a stock exchange in Israel and/or abroad and/or as required under law.

5.4    Resolutions and/or actions relating to the operations and management of the Company and/or of any Subsidiaries and/or affiliated companies.

5.5    Resolutions and/or actions relating to patents, trademarks, copyrights and other intellectual property of the Company or its Subsidiaries and/or affiliated companies, including without limitation their protection, including by registration or assertion of rights to intellectual property and the defense of claims relating thereof.

5.6    Occurrences, resolutions and/or actions relating to investments in the Company and/or Subsidiaries and/or the purchase or sale of assets, including the purchase or sale of companies and/or businesses, and/or investments in corporate or other entities and/or investments in traded securities and/or any other form of investment.

5.7    Resolutions and/or actions relating to employment matters of the Company, Subsidiaries and/or affiliated companies and labor relations, including in connection with pension arrangements, insurance and saving funds, options and other employment related benefits.

5.8    Resolutions and/or actions relating to transactions of the Company, Subsidiaries and/or affiliated companies with others, including inter-company transactions, and clients, contractors, suppliers etc.

5.9    Resolutions and/or actions relating to the distribution of dividends and/or repurchase of shares or returns of capital or loans of the Company.

5.10  Resolutions and/or actions relating to tender offers, including actions relating to delivery of opinions in relation thereto, of the Company.

5.11  Resolutions and/or actions relating to a merger or restructuring of the Company, a Subsidiary and/or affiliated companies.

5.12  Resolutions and/or actions relating to environmental matters.

5.13  Resolutions and/or actions in connection with any restrictive trade practice or monopolies of the Company, a Subsidiary and/or affiliated companies.

5.14  Resolutions and/or actions in connection with an affiliated company or a Subsidiary.

5.15  Resolutions and/or actions relating to the approval of transactions with directors and officers of the Company; and also with holders of controlling interests in the Company.

5.16  Resolutions and/or actions in connection with the approval of financial statements of the Company, Subsidiaries and/or affiliated companies.

5.17  Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or affiliated companies, whether such policies and procedures are published or not.

5.18  Representations and warranties made in good faith in connection with the business of the Company, Subsidiaries and/or affiliated companies.

Miscellaneous

6.      In the event that an investigation and/or a legal proceeding is commenced against you, or there exists a threat or concern that such a proceeding shall be commenced, the Company will make available to you, in advance and on account, such amounts as shall be estimated by the Company to cover those reasonable legal expenses, including attorneys’ fees, to which you are entitled to be indemnified, unless the Company shall take upon itself to manage the proceedings as provided herein below.

Additionally, the Company shall make available to you any securities and/or guarantees which you will be required to provide in the framework of any action or proceeding and/or according to any interim decision, including arbitration proceedings, and including with respect to the exchange of any attachments imposed on your assets, prior to the commencement and/or termination of any such action or proceeding, provided however, that the total of such amounts, securities and guarantees shall not exceed the maximum amount of indemnification hereunder, as provided in Section 4.1 above.

In the event that the Company provides you with advance funds and it transpires that you are not entitled to indemnification, you shall cause the discharge of the same, and if any such securities or guarantees have been realized, you shall, upon first demand by the Company, refund the Company and repay all amounts previously paid by the Company linked to the representative rate of exchange of the U.S. dollar.

7.      Your right to indemnification hereunder shall be subject to the following conditions:

7.1    You shall notify the Company of any legal proceeding initiated against you and of any possibility or threat that such an action will be initiated, immediately after you shall gain knowledge or become aware of the same and in any case within fourteen (14) days from the day that you are first aware thereof and you shall promptly transfer to the Company or its designee, any document transferred to you and any information you shall obtain relating to such action.

In addition, you shall notify the Company on a regular basis of any events that may result in the initiation of a legal action against you.

7.2    Other than with respect to proceedings that have been initiated against you by the Company or in its name, and except when there is a conflict of interest between you and the Company, the Company shall have the right to assume the defense on your behalf and/or to retain any attorney (subject to the provisions of Section 6 above), except for an attorney who shall not be acceptable to you based on reasonable grounds, in which event the Company shall retain an alternative attorney.

The Company and/or the attorney retained by the Company shall be entitled to act in their sole discretion and to conclude the action in any manner, including by way of a settlement, provided, however, that the Company and its attorney shall keep you notified on a regular basis of all events in the action.

You shall execute any document requested by the Company, empowering the Company and/or its attorney to defend and/or represent you in such action.

For the avoidance of doubt, in the case of criminal or administrative proceedings the Company and/or the attorney retained by the Company will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. Furthermore, in a civil proceeding (whether before a court or as a part of a settlement arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to law, without your consent. However, the foregoing will not prevent the Company and/or its attorneys, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to law.

7.3    You shall fully cooperate with the Company and/or the attorney retained in any action in any reasonable manner required from you relating to the legal action, provided that the Company covers all of your expenses arising from such cooperation.

7.4    Notwithstanding the foregoing, you will be entitled to appoint an attorney of your own that shall accompany you in such procedure. Your attorney shall be fully updated on the defense procedure, and the Company and the attorney conducting the legal defense on behalf of the Company shall fully cooperate with your attorney, including regularly consulting with your attorney on the measures taken in the course of the defense.

If, in accordance to paragraph 7.2, the Company has taken upon itself the conduct of your defense, the Company will have no liability or obligation pursuant to this Letter of Indemnification to indemnify you for any legal fees or expenses that you may expend in connection with your defense.

7.5    The Company shall not be required to indemnify you for any amount paid by you in accordance with any settlement in any legal action, demand or other proceeding, unless it had given its prior written consent to such settlement.

7.6    You shall not admit and/or assume any responsibility for any action for which you are entitled to indemnification pursuant to this Letter of Indemnification, before having received the Company’s written consent thereto.

8.      For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification and Exemption or in the resolutions referenced in Section 1.1 above derogate from the Company’s right to indemnify you post factum for any amounts which you may be obligated to pay, to the maximum extent permitted by the Companies Law.

9.      This Letter of Indemnification and Exemption shall not limit the Company or prevent it from increasing the maximum amount of indemnification with respect to indemnifiable events, due to a reduction in the insured amount of the directors and officers insurance policy or due to the fact that the Company is unable to acquire insurance covering the indemnifiable events under reasonable terms and due to any other cause whatsoever and provided such resolution regarding the same shall be adopted according to the manner prescribed under the Companies Law.

10.    The undertakings of the Company pursuant to this Letter of Indemnification and Exemption shall be widely construed and in a manner designed to give them effect to the fullest extent permissible by law. In the event of any contradiction between the provisions of this Letter of Indemnification and Exemption and any provision of law which is not dispositive or which cannot be amended, the provision of law shall prevail, but the same shall not impair or derogate from the validity of the other provisions hereunder.

11.    Subject to applicable law, the undertaking for indemnification shall apply to proceedings initiated against you during your office as well as to proceedings that will be initiated against you after you are no longer in office, provided however, such proceedings relate to actions performed by you in your capacity as an Office Holder of the Company while you were in office.

12.    This document shall constitute a binding undertaking by the Company enforceable in accordance with its terms. Any amendment, addition or omission will be valid only upon execution of a written agreement signed by the parties hereto. No waiver of any of the provisions of this Letter of Indemnification shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. Any waiver shall be in writing.

13.    The Company shall perform any action and execute any document, resolution and enter any proceeding required to allow it to effectuate and perform its obligations hereunder.

14.    Your rights hereunder may not be assigned or transferred in any manner. Notwithstanding the above, this Letter of Indemnification is granted to and shall be actionable by your estate, your respective successors, or legal representatives.

15.    This Letter of Indemnification shall be governed by the laws of the State of Israel. The competent courts of the State of Israel shall have exclusive jurisdiction, and no forum outside of Tel Aviv, Israel, shall have any jurisdiction, over any matter in connection with this Letter of Indemnification, including its validity, construction, extent or cancellation.

Kindly sign and return the enclosed copy of this Letter of Indemnification to acknowledge your agreement to the contents hereof.

Sincerely,

B Communications Ltd.

Accepted and agreed to as of the date

First above written: _____________________________